PRO FORMA VALUATION UPDATE REPORT
MUTUA HOLDING COMPANY
STOCK OFFERING
CITIZENS COMMUNITY BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
CITIZENS COMMUNITY FEDERAL
Eau Claire, Wisconsin

Dated as of:
February 6, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

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February 6, 2004

Board of Directors
Citizens Community Federal
2174 Eastridge Center
Eau Claire, Wisconsin 54701

Directors:

         We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been be offered in connection with the mutual-to-stock conversion transaction described below.

         This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated December 12, 2003 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         The Board of Directors of Citizens Community Federal ("Citizens Community" or the "Bank") has adopted a plan of reorganization pursuant to which Citizens Community will convert and reorganize into a mutual holding company structure. As part of the reorganization, Citizens Community will become a wholly-owned subsidiary of Citizens Community Bancorp, Inc. ("Citizens Community Bancorp" or the "Holding Company"), a federal corporation, and Citizens Community Bancorp will issue a majority of its common stock to Citizens Community MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders, Other Members and Directors, offices and employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering. The total shares offered for sale to the public will constitute a minority of the Holding Company's stock (49.9 percent or less).

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RP Financial, L.C.
Board of Directors
February 6, 2004

         The aggregate amount of stock sold by the Holding Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Holding Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Holding Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Holding Company, will be used to fund a loan to the ESOP, fund the capital of the MHC, and provide general working capital.

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Citizens Community's financial condition, including financial data through December 31, 2003; (2) an updated comparison of Citizens Community's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

         The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

         1. Financial Results

                  Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2003 and updated financial information through December 31, 2003. The overall composition of Citizens Community's December 31, 2003 balance sheet was similar to the September 30, 2003 balance sheet. Updated reported and core earnings for the Bank increased as a percent of average assets.

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RP Financial, L.C.
Board of Directors
February 6, 2004

Table 1
Citizens Community Federal
Recent Financial Data

	At Sept. 30, 2003		At Dec. 31, 2003
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$130,400	100.0%	$133,753	100.0%
Cash, cash equivalents	3,074	2.3	1,689	1.3
Loans, net	123,107	94.4	127,609	95.4
FHLB stock	671	0.5	671	0.5
Deposits	114,963	88.2	121,782	91.1
Borrowings	3,700	2.8	0	0.0
Total equity	10,991	8.4	11,174	8.4

	12 Months Ended Sept. 30, 2003		12 Months Ended December 31, 2003
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$8,880	7.28%	$8,988	7.15%
Interest expense	(3,178)	(2.61)	(3,079)	(2.45)
Net interest income	$5,703	4.68%	$5,910	4.70%
Provision for losses	(406)	(0.33)	(384)	(0.31)
Net interest income after provision	$5,297	4.34%	$5,526	4.39%
Other operating income	$1,332	1.09%	$1,359	1.08%
Non-interest operating expense	(5,642)	(4.63)	(5,751)	(4.57)
Income before taxes	$988	0.81%	$1,135	0.90%
Income taxes	(390)	(0.32)	(448)	(0.36)
Net income	$597	0.49%	$686	0.54%
Core Net Income	$597	0.49%	$686	0.54%

Sources: Citizens Community's prospectus, audited and unaudited financial statements, and RP Financial calculations.

                  Citizens Community's assets increased by $3.4 million, or 2.6%, from September 30, 2003 to December 31, 2003, which was primarily realized through an increase in loans receivable, offset by a decline in cash and investments. Overall, the concentration of loans receivable comprising total assets increased from 94.4% to 95.4% of assets at September 30, 2003 and December 31, 2003, respectively. The Bank's ratio of cash and equivalents and FHLB stock decreased from 2.8% of assets at September 30, 2003 to 1.8% as of December 31, 2003.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  Updated credit quality measures indicated little change in the Bank's credit quality during the quarter, as non-performing assets increased from 0.43% of assets at September 30, 2003 to 0.46% of assets at December 31, 2003. The allowance for loan losses as a percent of total loans remained stable at 0.38% for both time periods examined.

                  Deposits increased during the quarter ended December 31, 2003, as the Bank was able to continue to attract additional funds for operations, while the influx of deposit funds permitted the Bank to repay all of the outstanding FHLB advances. Overall, the Bank's updated funding composition reflected these changes, as deposits equaled 88.2% and 91.1% of assets as of September 30, 2003 and December 31, 2003, respectively. Reflecting the repaid borrowings, the Bank's borrowings decreased from 2.8% of assets at September 30, 2003 to 0.0% of assets at December 31, 2003. Capital growth due to additions to retained earnings kept pace with asset growth, as the Bank's equity-to-assets ratio remained at 8.4% at September 30, 2003 and December 31, 2003.

                  Citizens Community's operating results for the twelve months ended September 30, 2003 and December 31, 2003 are also set forth in Table 1. The Bank's reported earnings increased from 0.49% of average assets to 0.54% of average assets for the twelve months ended September 30, 2003 and December 31, 2003, respectively. A higher level of net interest income and a lower level of operating expenses accounted for the most notable changes in the Bank's updated income statement and return on average assets ratio.

                  Citizens Community's net interest income to average assets ratio increased from 4.68% to 4.70% for the twelve months ended September 30, 2003 and December 31, 2003, respectively. The increase in the net interest income ratio was the result of a larger decline in the interest expense ratio compared to the interest income ratio, which was mostly related to the Bank's balance of fixed rate residential mortgage loans held in portfolio and a more favorable impact of lower short-term interest rates on the Bank's funding costs. The Bank's yield/cost spread increased from 4.70% for the three months ended December 31, 2002 to 4.80% for the three months ended December 31, 2003.

                  Operating expenses as a percent of average assets exhibited a decrease in the Bank's updated earnings, and asset growth offset the decrease in operating expenses reported during the most recent twelve month period. Trailing twelve month operating expenses increased due to higher compensation costs and expenses related to additional branch office operations and locations. Overall, Citizens Community' higher net interest income and lower expense ratios provided for an improvement in the expense coverage ratio (net interest income divided by operating expenses), which equaled 1.01 times and 1.03 times for the twelve months ended September 30, 2003 and December 31, 2003, respectively.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  Growth in non-interest operating income was similar to asset growth, declining by 0.01% of average assets to 1.08% of average assets for the twelve months ended December 31, 2003. Accordingly, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio (operating expenses as a percent of net interest income and non-interest operating income) also was consistent with the Original Appraisal, equaling 80.2% and 79.1% for the twelve months ended September 30, 2003 and December 31, 2003, respectively. Core income was equal to reported net income for the respective time periods.

                  A lower level of loan loss provisions were established by the Bank for the twelve months ended December 31, 2003 in comparison to the Original Appraisal, as shown in Table 1. As of December 31, 2003, the Bank maintained general valuation allowances equal to 0.38% of net loans receivable and 80% of non-performing loans.

         2. Peer Group Financial Comparisons

                  Tables 2 and 3 present the financial characteristics and operating results for Citizens Community, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through December 31, 2003 or the latest date available. There were no changes to the composition of the Peer Group.

                  In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash, investments and mortgage-backed securities. Overall, the Bank continued to maintain a higher level of interest-earning assets as the Peer Group, as updated interest-earning assets-to-assets ratios equaled 97.2% for the Bank and 95.3% for the Peer Group.

                  The updated mix of deposits and borrowings maintained by Citizens Community and the Peer Group also did not change significantly from the Original Appraisal. Citizens Community's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.1% and 85.9% for the Bank and the Peer Group, respectively. Citizens Community posted an updated tangible equity-to-assets ratio of 8.3%, which remained below the comparable ratio of 11.7% for the Peer Group. Overall, Citizens Community's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 106.7%, which remained below the comparable Peer Group ratio of 110.9%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Citizens Community's IEA/IBL ratio and, thus, close the gap the between the Bank's and the Peer Group's respective IEA/IBL ratios.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  Updated growth rates for Citizens Community are based on annualized growth for the fifteen months ended December 31, 2003, while the Peer Group's growth rates are based on growth for the twelve months ended September 30, 2003 or the latest twelve month period available. Updated asset growth rates continued to reflect stronger asset growth for the Bank, as the Bank recorded a 12.6% increase in assets compared to a 6.5% growth rate for the Peer Group. Consistent with the Original Appraisal, Citizens Community's asset growth was sustained through loan growth, which was in part funded by a decline in cash and investments. Comparatively, asset growth for the Peer Group continued to consist of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments.

                  Asset growth for the Bank was funded by a 13.1% increase in deposits, while there was no change in the level of borrowings. Asset growth for the Peer Group was funded by deposit growth of 7.7% and borrowings growth of 6.3%. Consistent with the Original Appraisal, the Bank posted a stronger capital growth rate than the Peer Group (positive 5.97% versus positive 0.19% for the Peer Group), which was caused by the Peer Group's negative impact of dividend payments and stock repurchases on the Peer Group's capital growth rate. Following the increase in capital that will be realized from the conversion proceeds, the Bank's capital growth rate will be depressed by its higher pro forma capital position, as well as by possible dividend payments and stock repurchases.

                  Table 3 displays comparative operating results for Citizens Community and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2003 or for the latest twelve month period. Updated earnings for the Bank and the Peer Group equaled 0.54% and 0.62% of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings.

                  In terms of core earnings strength, updated expense coverage ratios posted by Citizens Community and the Peer Group equaled 1.03x and 1.14x, respectively. The Peer Group's stronger expense coverage ratio continued to be primarily attributable to maintenance of a lower operating expense to average assets ratio (2.90% versus 4.57% for the Bank), offset in part by a lower net interest income to average assets ratio (3.30% versus 4.70% for the Peer Group). A higher interest income ratio contributed to the Bank's higher net interest income ratio.

                  Non-interest operating income remained a larger source of earnings for the Bank, as such income amounted to 1.08% and 0.64% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Citizens Community' core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 79.1% remained less favorable to the Peer Group's updated efficiency ratio of 73.6%. Loss provisions remained a larger factor in the Bank's updated earnings, given that Bank's updated earnings continued to reflect establishment of loss provisions. Comparatively, loss provisions established by the Peer Group equaled 0.20% of average assets.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  Net gains continued to be a nominal earnings factor for the Peer Group, at 0.04% of average assets, while Citizens Community did not report any gains or losses. As discussed in the Original Appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

                  Similar to the Original Appraisal, the Bank maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 40.00% and 30.87%, respectively.

         3. Stock Market Conditions

                  Since the date of the Original Appraisal, the overall stock market has moved higher. Stocks continued to move higher in the latter part of December, all of January 2004 and into February 2004, as key sectors of the economy continued to show signs of strength and as the retail sector realized strong sales during the Christmas season. Moreover, the Federal Reserve provided continued signs that interest rates may likely stay low in coming months. As a result, the major stock indices reached highs not seen for the most recent 18-24 months. On February 6, 2004, the DJIA and NASDAQ Composite Index closed at 10593.03 and 2064.01, respectively, or 5.5% and 5.9% higher since the date of the Original Appraisal.

                  Since the Original Appraisal, the market for thrift issues has generally moved higher as well. Merger activity, most notably Bank America Corp.'s announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during November. Additionally, pricing gains also reflected expectations of improving net interest margins and more consolidation of thrifts. Thrift stocks have recently demonstrated similar improvement as the overall stock market, in part reflecting the continued low interest rate environment and a continued strong housing market. On February 6, 2004, the SNL Index for all publicly-traded thrifts closed at 1,581.3, an increase of 8.0% since December 12, 2003. On February 6, 2004, the SNL MHC Index for all publicly-traded MHCs closed at 2900.3, an increase of 13.4% since December 12, 2003. This more significant increase in the MHC index is due to continued acquisition speculation of publicly traded MHCs.

                  The updated market prices and pricing ratios for the Peer Group and all publicly-traded thrifts have also increased since the Original Appraisal (see Table 4). The P/B and P/TB ratios for the Peer Group increased by approximately 5% on a fully converted basis and 7% on an MHC basis.

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RP Financial, L.C.
Board of Directors
February 6, 2004

Table 4
Citizens Community Federal
Average Pricing Characteristics

	At Dec. 12, 2003	At Feb. 6, 2004	% Change
Peer Group(1)
Price/Earnings (x)	27.57x	27.62x	0.2%
Price/Core Earnings (x)	30.80	29.58	(4.0)
Price/Book (%)	98.68%	103.93%	5.3
Price/Tangible Book(%)	102.55	107.78	5.1
Price/Assets (%)	23.51	25.88	10.1
Avg. Mkt. Capitalization ($Mil)	$92.02	$101.26	10.0
Peer Group-Reported Basis
Price/Earnings (x)	31.02x	32.42x	4.5%
Price/Core Earnings (x)	30.19	28.84	(4.5)
Price/Book (%)	210.98%	224.76%	6.5
Price/Tangible Book(%)	231.38	249.41	7.8
Price/Assets (%)	27.74	31.33	12.9
Avg. Mkt. Capitalization ($Mil)	$33.82	$36.95	9.3
All Publicly-Traded Thrifts
Price/Earnings (x)	17.82x	18.02x	1.1%
Price/Core Earnings (x)	20.53	20.59	0.3
Price/Book (%)	164.13%	168.95%	2.9
Price/Tangible Book(%)	175.82	178.37	1.5
Price/Assets (%)	17.66	18.33	3.8
Avg. Mkt. Capitalization ($Mil)	$414.39	$457.80	10.5

(1) Pricing ratios for the Peer Group are on a fully converted basis

                  As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

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RP Financial, L.C.
Board of Directors
February 6, 2004

         As shown in Table 5, one mutual holding company offering has been completed since the Original Appraisal was prepared. Cheviot Financial Corp. of Ohio completed its offering in the first week of January 2004; the offering was oversubscribed which is consistent with the recent trend for other offerings. Cheviot Financial's pro forma fully converted price/tangible book ratio at closing equaled 81.9%, while the pro forma core earnings multiple equaled 42.1 times. Cheviot Financial's stock price appreciated by approximately 34% in the first week of trading.

         One mutual holding company is currently in the selling phase of its offering. Clifton Savings Bancorp, Inc. of New Jersey is a $610 million asset thrift based in northern New Jersey. Clifton Saving's Bancorp's is priced at 84.32% of fully converted book value at the midpoint while its MHC pricing ratios are 143.88% at the midpoint. At the supermaximum, Clifton Savings Bancorp's fully converted pro forma P/TB ratio equals 90.17% and its MHC pricing ratio is 162.07%.

         Although less comparable to the Holding Company due to significant corporate structure differences, we also took into account the one second step conversion offering and simultaneous bank acquisition completed during the past three months by Provident Bancorp, Inc. In general, second step conversions tend to be priced at higher P/TB ratios than mutual holding company reorganizations owing to the mathematics of conversion pricing. Provident Bancorp's stock price increased 11.5% during its first week of trading as a fully converted company, as shown in Table 5. Finally, Synergy Financial Group of NJ completed a second step conversion in January, and recorded a price increase of 8.0% in the first week of trading.

         We also considered the merger and acquisition market in the Holding Company's market, including recently announced bank and thrift acquisitions. We considered the acquisition prospects for the Holding Company, including the acquisition prospects following a second step conversion and the potential for a remutualization within current regulatory guidelines. In this regard, we believe that remutualization transactions have positively impacted the pricing of all mutual holding companies and that the Company's pro forma pricing would be similarly impacted by the potential for a remutualization transaction.

         Shown in Table 6 are the current pricing characteristics of the two publicly traded thrifts that have converted in the last three months. However, both of these thrifts completed second step conversions, and thus any direct comparisons are not meaningful.

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RP Financial, L.C.
Board of Directors
February 6, 2004

Summary of Adjustments

                  In the Original Appraisal, we made the following adjustments to Citizens Community's pro forma value based upon our comparative analysis to the Peer Group:

Table 7
Citizens Community Federal
Average Pricing Characteristics

Previous Valuation
Key Valuation Parameters:	Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

                  The factors concerning the valuation parameters of financial condition, asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

                  In terms of profitability, growth and viability of earnings, the Bank continues to report actual and core earnings at a somewhat lower rate than the Peer Group. However, the Bank's net income for the most recent three month period increased, resulting in an increase of 5 basis points in the trailing twelve month return on assets figure. In addition, the Bank's net interest margin has strengthened due to lower funding costs, and continued asset growth of the Bank has resulted in additional leverage of the expense base. Based on these trends, we believe that a change in the valuation adjustment for profitability, growth and viability of earnings from "moderate downward" to "slight downward" is appropriate.

                  The general market for thrift stocks has trended somewhat higher since the date of the Original Appraisal, as indicated by the increase recorded in pricing ratios for all publicly-traded thrifts. The SNL MHC index also recorded an increase based on higher pricing for publicly-traded MHCs. Activity in the new issue market has been limited, but the recent offerings that have been completed have been oversubscribed and have traded above their IPO prices in initial trading activity. Accordingly, a slight upward valuation adjustment was applied for marketing of the issue in this updated appraisal. Moreover, the upgrade to the marketing of the issue parameter also takes into account the potential for a remutualization transaction or a combination with a larger financial institution over the longer term following a second step conversion. The increase in market prices and pricing ratios for the Peer Group during the interim period also indicates that a valuation increase is appropriate.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

         Consistent with the Original Appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second step conversion of MHC institutions; and, (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Citizens Community's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

         In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the fixed offering expenses, effective tax rate, stock benefit plans and the capitalization of the MHC assumptions utilized in the Original Appraisal did not change in this update. The reinvestment rate was updated to reflect more current market interest rates as of December 31, 2003.

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RP Financial, L.C.
Board of Directors
February 6, 2004

         Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

         The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.

         Based on the application of the three valuation approaches, taking into consideration the updated valuation adjustments discussed above, RP Financial concluded that as of February 6, 2004 the pro forma market value of Citizens Community Federal's full conversion offering equaled $23,000,000 at the midpoint, equal to 2,300,000 shares at $10.00 per share. The valuation reflects an approximate 9.5% increase relative to the midpoint pro forma value established in the Original Appraisal. The full range of value and components are discussed in greater detail in the following pages. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios.

         As a result of the increase in the valuation range and following an evaluation of the Bank's ability to deploy the newly raised capital in conjunction with its business plan, the Bank has elected to reduce the minority offering as a percentage of the fully converted value from 35.24% to 32.17%, in order to maintain a midpoint stock offering of $7.4 million.

         1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $686,000 for the twelve months ended December 31, 2003. The Bank did not report any non-operating income or expense items, and therefore, Citizens Community's core earnings were identical to reported earnings. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

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RP Financial, L.C.
Board of Directors
February 6, 2004

         Based on Citizens Community's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples (fully-converted basis) at the $23.0 million midpoint value equaled 37.57 times. The Bank's updated reported and core P/E multiples provided for premiums of 32.6% and 27.0% relative to the Peer Group's median reported and core P/E multiples of 28.33 times and 29.58 times, respectively (versus premiums of 54.6% and 29.0% relative to the Peer Group's median reported and core P/E multiples as indicated in the Original Appraisal). As set forth in the Original Appraisal, the implied premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's resulting pro forma P/B and P/B ratios. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

         On an MHC basis, the Bank's pro forma P/E multiples based on reported and core earnings equaled 37.18 times at the midpoint (see Table 10). At the supermaximum of the range, the Bank's reported and core earnings multiples based on the minority stock offering equaled 50.87 times. In comparison, the Peer Group median multiples on an MHC basis based on reported and core earnings equaled 33.6 and 28.8 times, respectively (excluding P/E ratios over 35 times).

         2. P/B Approach. The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Citizens Community's pro forma book value (fully-converted basis). Based on the $23.0 million midpoint valuation (fully converted basis), Citizens Community's updated pro forma P/B and P/TB ratios equaled 75.06% and 75.44%, respectively. In comparison to the median fully converted P/B and P/TB ratios for the Peer Group of 105.02% and 108.38%, the Bank's ratios reflected a discount of 28.5% on a P/B basis and a discount of 30.4% on a P/TB basis. By comparison, the Bank's ratios reflected a discount of 26.6% on a P/B basis and a discount of 28.8% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the Original Appraisal (based on the Peer Group averages).

                  On an MHC basis, the Bank's pro forma P/B and P/TB ratios equaled 138.81% and 140.13% at the midpoint, which reflects discounts from the Peer Group medians on an MHC basis of 39.4% and 44.9%, respectively. At the supermaximum of the range, the Bank's P/B and P/TB ratios equaled 164.52% and 165.92%, which reflect discounts of 28.2% and 34.7% discount relative to the Peer Group median P/B and P/TB ratios. These discounts compare to discounts of 32.5% and 36.2% to the Peer Group median P/B and P/TB pricing ratios at the supermaximum, as shown in the Original Appraisal.

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RP Financial, L.C.
Board of Directors
February 6, 2004

                  A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears below.

		Price/Book Value	Price/Tangible Book Value
I.	Fully Converted Basis (See Table 9)
	Citizens Community Updated Midpoint -	75.06%	75.44%

	Peer Group (At 2/6/04)
	Average	103.93%	107.78%
	Median	105.02%	108.38%

	Citizens Community Midpoint Discount Relative to Peer Group
	Updated Appraisal as of February 6, 2004
	Peer Group Average	27.78%	30.01%
	Peer Group Median	28.53%	30.39%
	Original Appraisal as of December 12, 2003
	Peer Group Average	25.93%	28.35%
	Peer Group Median	26.56%	28.79%

II.	MHC Basis (see Table 10)
	Citizens Community Updated Midpoint	138.81%	140.13%
	Citizens Community Updated Supermaximum	164.52%	165.92%

	Peer Group (At 2/6/04)
	Average	224.76%	249.41%
	Median	229.02%	254.09%

Citizens Community Midpoint Discount Relative to Peer Group
	Updated Appraisal as of February 6, 2004
	Peer Group Average	38.24%	43.82%
	Peer Group Median	39.39%	44.85%
	Original Appraisal as of December 12, 2003
	Peer Group Average	39.71%	44.50%
	Peer Group Median	42.90%	46.01%

Citizens Community Supermaximum Discount Relative to
	Updated Appraisal as of February 6, 2004
	Peer Group Average	26.80%	33.48%
	Peer Group Median	28.16%	34.70%

	Original Appraisal as of December 12, 2003
	Peer Group Average	28.72%	34.45%
	Peer Group Median	32.49%	36.23%

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RP Financial, L.C.
Board of Directors
February 6, 2004

         3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $23.0 million midpoint value, Citizens Community's full conversion pro forma P/A ratio equaled 15.01%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 25.88%, Citizens Community's P/A ratio indicated a discount of 42.0% (versus a discount of 39.7% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

         We have concluded that the Bank's estimated pro forma market value should be increased since the date of the Original Appraisal. Based on the foregoing, it is our opinion that, as of February 6, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including publicly as well as to the MHC, equaled $23,000,000 at the midpoint, equal to 2,300,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $19.550 million and a maximum value of $26.450 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,955,000 at the minimum and 2,645,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $30.418 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,041,750.

         The Board of Directors has established a public offering range such that the public ownership of the Bank, will constitute a 32.17% ownership interest. Accordingly, the offering to the public of the minority stock will equal $6.290 million at the minimum, $7.400 million at the midpoint, $8.510 million at the maximum and $9.787 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 9 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 10 and are detailed in Exhibits 5 and 6.

Respectfully submitted, RP FINANCIAL, LC. William E. Pommerening Chief Executive Officer James J. Oren Senior Vice President
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RP Financial, L.C.

LIST OF EXHIBITS

Exhibit Number	Description

1	Stock Prices: As of February 6, 2004

2	Peer Group Core Earnings Analysis

3	Pro Forma Analysis Sheet - Fully Converted Basis

4	Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

5	Pro Forma Analysis Sheet - Minority Stock Offering

6	Pro Forma Effect of Stock Proceeds - Minority Stock Offering

7	Firm Qualification Statement